                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

            Information to be Included in Statements Filed Pursuant
           to Rule 13d-1(a) and Amendments Thereto Filed Pursuant to
                                 Rule 13d-2(a)

                               (Amendment No. --)

                             PYR ENERGY CORPORATION
                             ----------------------
                                (Name of Issuer)

                    Common Stock $0.001 Par Value Per Share
                    ---------------------------------------
                         (Title of Class of Securities)

                                  693 677 10 6
                                  ------------
                                 (CUSIP Number)

                                John S. Peterson
                              Victory Oil Company
                       222 West Sixth Street, Suite 1010
                          San Pedro, California 90731
                                 (310) 519-9500
                                 --------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                with a copy to:
                             Michael Hawkins, Esq.
                             O'Melveny & Myers LLP
                            610 Newport Center Drive
                                   Suite 1700
                     Newport Beach, California  92660-6429
                                (949) 760-9600
                       ---------------------------------

                                October 26, 1998
                       ---------------------------------
                         (Date of Event which Requires
                           Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [_]

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

CUSIP No. 693 677 10 6                                              Schedule 13D
--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON
          Victory Oil Company
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                             (a)    [_]
                                                             (b)    [X]
--------------------------------------------------------------------------------
  3   SEC USE ONLY
--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS*

          OO
--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)
                                                  [_]
--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

          California
--------------------------------------------------------------------------------
                              7   SOLE VOTING POWER
      Number of
      Shares                      1,773,333
      Beneficially
      Owned by
      Each Reporting
      Person With
--------------------------------------------------------------------------------
                              8   SHARED VOTING POWER
                                  0
--------------------------------------------------------------------------------
                              9   SOLE DISPOSITIVE POWER
                                  1,773,333
--------------------------------------------------------------------------------
                              10  SHARED DISPOSITIVE POWER
                                  0
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

          1,773,333
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
      CERTAIN SHARES*
                                                          [X]
--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          16.2%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*

          CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 693 677 10 6                                              Schedule 13D
--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON
          Whittier Trust Company
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                             (a)    [_]
                                                             (b)    [X]
--------------------------------------------------------------------------------
  3   SEC USE ONLY
--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS*

          BK
--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)
                                                  [_]
--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

          California
--------------------------------------------------------------------------------
                              7   SOLE VOTING POWER
      Number of
      Shares                      556,734
      Beneficially
      Owned by
      Each Reporting
      Person With
--------------------------------------------------------------------------------
                              8   SHARED VOTING POWER
                                  0
--------------------------------------------------------------------------------
                              9   SOLE DISPOSITIVE POWER
                                  556,734
--------------------------------------------------------------------------------
                              10  SHARED DISPOSITIVE POWER
                                  0
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

          556,734
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
      CERTAIN SHARES*
                                                          [X]
--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          5.5%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*

          BK
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 693 677 10 6                                              Schedule 13D
--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON
          Whittier Trust Company of Nevada
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                             (a)    [_]
                                                             (b)    [X]
--------------------------------------------------------------------------------
  3   SEC USE ONLY
--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS*

          BK
--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)
                                                  [_]
--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

          Nevada
--------------------------------------------------------------------------------
                              7   SOLE VOTING POWER
      Number of
      Shares                      276,599
      Beneficially
      Owned by
      Each Reporting
      Person With
--------------------------------------------------------------------------------
                              8   SHARED VOTING POWER
                                  0
--------------------------------------------------------------------------------
                              9   SOLE DISPOSITIVE POWER
                                  276,599
--------------------------------------------------------------------------------
                              10  SHARED DISPOSITIVE POWER
                                  0
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

          276,599
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
      CERTAIN SHARES*
                                                          [X]
--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          2.7%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*

          BK
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                      3A

CUSIP No. 693 677 10 6                                              Schedule 13D
--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON
          Whittier Energy Company
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                             (a)    [_]
                                                             (b)    [X]
--------------------------------------------------------------------------------
  3   SEC USE ONLY
--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS*

          WC
--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)
                                                  [_]
--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

          Nevada
--------------------------------------------------------------------------------
                              7   SOLE VOTING POWER
      Number of
      Shares                      80,000
      Beneficially
      Owned by
      Each Reporting
      Person With
--------------------------------------------------------------------------------
                              8   SHARED VOTING POWER
                                  0
--------------------------------------------------------------------------------
                              9   SOLE DISPOSITIVE POWER
                                  80,000
--------------------------------------------------------------------------------
                              10  SHARED DISPOSITIVE POWER
                                  0
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

          80,000
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
      CERTAIN SHARES*
                                                          [X]
--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          0.9%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*

          CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 693 677 10 6                                              Schedule 13D
--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON
          Daniel T. Reiner
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                             (a)    [_]
                                                             (b)    [X]
--------------------------------------------------------------------------------
  3   SEC USE ONLY
--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS*

          PF
--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)
                                                  [_]
--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------------------------------------------------------------------------------
                              7   SOLE VOTING POWER
      Number of
      Shares                      416,667
      Beneficially
      Owned by
      Each Reporting
      Person With
--------------------------------------------------------------------------------
                              8   SHARED VOTING POWER
                                  0
--------------------------------------------------------------------------------
                              9   SOLE DISPOSITIVE POWER
                                  416,667
--------------------------------------------------------------------------------
                              10  SHARED DISPOSITIVE POWER
                                  0
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

          416,667
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
      CERTAIN SHARES*
                                                          [X]
--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          4.4%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*

          IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 693 677 10 6                                              Schedule 13D
--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON
          Crown Hill Trust
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                             (a)    [_]
                                                             (b)    [X]
--------------------------------------------------------------------------------
  3   SEC USE ONLY
--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS*

          WC
--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)
                                                  [_]
--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

          Texas
--------------------------------------------------------------------------------
                              7   SOLE VOTING POWER
      Number of
      Shares                      416,667
      Beneficially
      Owned by
      Each Reporting
      Person With
--------------------------------------------------------------------------------
                              8   SHARED VOTING POWER
                                  0
--------------------------------------------------------------------------------
                              9   SOLE DISPOSITIVE POWER
                                  416,667
--------------------------------------------------------------------------------
                              10  SHARED DISPOSITIVE POWER
                                  0
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

          416,667
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
      CERTAIN SHARES*
                                                          [X]
--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          4.4%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*

          OO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 693 677 10 6                                              Schedule 13D
--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON
          Rubar Colorado, Inc.
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                             (a)    [_]
                                                             (b)    [X]
--------------------------------------------------------------------------------
  3   SEC USE ONLY
--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS*

          WC
--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)
                                                  [_]
--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

          Colorado
--------------------------------------------------------------------------------
                              7   SOLE VOTING POWER
      Number of
      Shares                      166,667
      Beneficially
      Owned by
      Each Reporting
      Person With
--------------------------------------------------------------------------------
                              8   SHARED VOTING POWER
                                  0
--------------------------------------------------------------------------------
                              9   SOLE DISPOSITIVE POWER
                                  166,667
--------------------------------------------------------------------------------
                              10  SHARED DISPOSITIVE POWER
                                  0
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

          166,667
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
      CERTAIN SHARES*
                                                          [X]
--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          1.8%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*

          CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 693 677 10 6                                              Schedule 13D
--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON
          Victor Frandsen
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                             (a)    [_]
                                                             (b)    [X]
--------------------------------------------------------------------------------
  3   SEC USE ONLY
--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS*

          PF
--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)
                                                  [_]
--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------------------------------------------------------------------------------
                              7   SOLE VOTING POWER
      Number of
      Shares                      166,667
      Beneficially
      Owned by
      Each Reporting
      Person With
--------------------------------------------------------------------------------
                              8   SHARED VOTING POWER
                                  0
--------------------------------------------------------------------------------
                              9   SOLE DISPOSITIVE POWER
                                  166,667
--------------------------------------------------------------------------------
                              10  SHARED DISPOSITIVE POWER
                                  0
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

          166,667
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
      CERTAIN SHARES*
                                                          [X]
--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          1.8%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*

          IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 693 677 10 6                                              Schedule 13D
--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON
          S.L. Hutchison
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                             (a)    [_]
                                                             (b)    [X]
--------------------------------------------------------------------------------
  3   SEC USE ONLY
--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS*

          PF
--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)
                                                  [_]
--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------------------------------------------------------------------------------
                              7   SOLE VOTING POWER
      Number of
      Shares                      100,000
      Beneficially
      Owned by
      Each Reporting
      Person With
--------------------------------------------------------------------------------
                              8   SHARED VOTING POWER
                                  0
--------------------------------------------------------------------------------
                              9   SOLE DISPOSITIVE POWER
                                  100,000
--------------------------------------------------------------------------------
                              10  SHARED DISPOSITIVE POWER
                                  0
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

          100,000
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
      CERTAIN SHARES*
                                                          [X]
--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          1.1%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*

          IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 693 677 10 6                                              Schedule 13D
--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON
          Adventure Seekers Travel, Inc.
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                             (a)    [_]
                                                             (b)    [X]
--------------------------------------------------------------------------------
  3   SEC USE ONLY
--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS*

          OO
--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)
                                                  [_]
--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

          California
--------------------------------------------------------------------------------
                              7   SOLE VOTING POWER
      Number of
      Shares                      66,667
      Beneficially
      Owned by
      Each Reporting
      Person With
--------------------------------------------------------------------------------
                              8   SHARED VOTING POWER
                                  0
--------------------------------------------------------------------------------
                              9   SOLE DISPOSITIVE POWER
                                  66,667
--------------------------------------------------------------------------------
                              10  SHARED DISPOSITIVE POWER
                                  0
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

          66,667
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
      CERTAIN SHARES*
                                                          [X]
--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          0.7%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*

          CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.    Security and Issuer
           -------------------

           This statement relates to the Common Stock, $0.001 par value (the "Shares") of PYR Energy Corporation, a Delaware corporation (the "Company"), having its principal executive offices at 1675 Broadway, Suite 1150, Denver, Colorado 80202.

Item 2.    Identity and Background
           -----------------------

           This Statement is being filed by or on behalf of the following entities and individuals (the "Filing Parties"):

           1. Victory Oil Company, a California corporation, is involved in the oil and gas exploration business. Its business address is 222 West Sixth Street, Suite 1010, San Pedro, California 90731.

           2. Whittier Trust Company, a California corporation, is a state chartered trust company. Its business address is 1600 Huntington Drive, South Pasadena, California 91030.

           3. Whittier Trust Company of Nevada, a Nevada corporation, is a state chartered trust company. Its business address is 100 W. Liberty St., Suite 740, Reno, Nevada 89501.

           4. Whittier Energy Company, a Nevada corporation, is in the oil and gas exploration business. Its business address is 100 W. Liberty St., Suite 740, Reno, Nevada 89501.

           5. Daniel T. Reiner, an individual, is self employed and is a private investor. His business address is 3561 Fertile Valley Road, Newport, Washington 99156.

           6. Crown Hill Trust, is a trust. Its business address is 2000 East Lamar Blvd. Suite 150, Arlington, Texas 76006.

           7. Rubar Colorado, Inc., a Colorado corporation, is the oil and gas business. Its business address is 815 Wellington Crescent, Winnepeg, Manitoba, Canada.

           8. Victor Frandsen, an individual, [state occupation and where employed]. His address is One Taber Center, Suite 2000, Denver, Colorado 810202.

           9. S.L. Hutchison, an individual, is employed as the Chief Financial Officer of Crail Capital Corporation. Crail is an affiliate of Victory Oil Company. His address is 222 W. 6th Street, Suite 1010, San Pedro, California 90731.

          10. Adventure Seekers Travel, Inc., a California corporation, which invests in oil, gas and speculative venture capital entities. Its business address is 462 Stevens Avenue, Suite 105, Solana, Beach, California 92075.

           None of the Filing Parties nor any of their Executive Officers and Directors has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          None of the Filing Parties nor any of their Executive Officers and Directors has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Filing Party was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws, or finding any violation with respect to such laws.

          Each of the individuals listed in this Item 2 hereto is a citizen of the United States of America.

Item 3.   Source and Amount of Funds or Other Consideration
          -------------------------------------------------

          The Shares covered by this Schedule 13D may be acquired by the Filing Parties pursuant to the terms of the Convertible Note Purchase Agreement, dated October 26, 1998 (the "Purchase Agreement"), by and among the Filing Parties and PYR Energy Corporation ("PYR"). Under the Purchase Agreement, the Filing Parties acquired for cash $2.3 million of Convertible Notes (the "Notes"), which are automatically convertible into shares of Series A Preferred Stock of PYR (the "Series A Preferred Stock") upon the filing by PYR of the Certificate of Designation with the Delaware Secretary of State, which filing will occur immediately following the approval of the issuance of the Series A Preferred stock by the stockholders of PYR. The Series A Preferred Stock is convertible into the Shares at any time after issuance at the option of each Filing Party.

          S.L. Hutchison, one of the Filing Parties, is the Vice President and Chief Financial Officer of Victory Oil Company, another Filing Party. Victory Oil Company borrowed from Crail Fund a portion of the amount used to acquire the Notes from PYR.

          Mr. and Mrs. Bryce Rhodes are the owners of Adventure Seekers Travel, Inc. and have funded the purchase of the PYR convertible notes from personal funds for purposes of acquiring the securities.

Item 4.   Purpose of Transaction
          ----------------------

          Each of the Filing Parties has acquired the Notes and will acquire the Series A Preferred Stock and the Shares issuable thereunder for investment purposes.

          The Series A Preferred Stock will have voting rights and powers equal to those of the PYR common stock into which the Series A Preferred Stock is then convertible and will have the right (a) when greater than 10,000 shares of Series A Preferred Stock are outstanding, to elect two directors to the PYR Board of Directors, or if the Board is increased to a number greater than six, a number of directors equal to one-third of the total number of directors and (b) when greater than 5,000 shares but fewer than 10,000 shares of Series A Preferred Stock are outstanding to elect one director to the PYR Board of Directors, or if the Board is increased to a number greater than six, a number of directors equal to one-sixth of the total number of directors. Pursuant to the Purchase Agreement, the Filing Parties have agreed to nominate board members as selected by a majority in interest of the then outstanding securities acquired by the Filing Parties under the Purchase Agreement and to vote all of the PYR voting securities owned by such party in favor of such nominee(s). Although the Filing Parties have agreed to vote their

Shares as set forth above, the Filing Parties do not affirm the existence of a group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.

          One of more of the Filing Parties may from time to time in the future acquire additional shares of PYR common stock, or dispose of shares of PYR common stock owned by them, in open market or privately negotiated transactions. Except as described above in Item 3 and in this Item 4, none of the Filing Persons currently has any plans or proposals that relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of
Schedule 13D.

Item 5.   Interest in Securities of the Issuer
          ------------------------------------

          (a) Victory Oil Company beneficially owns 1,773,333 shares, equal to approximately 16.2% of the outstanding Shares of the Company.*

               Whittier Trust Company beneficially owns 556,734 shares, equal to approximately 5.5% of the outstanding Shares of the Company.*

               Whittier Trust Company of Nevada beneficially owns 276,599 shares, equal to approximately 2.7% of the outstanding shares of the Company.*

               Whittier Energy Company beneficially owns 80,000 shares, equal to approximately 0.9% of the outstanding Shares of the Company.*

               Daniel T. Reiner beneficially owns 416,667 shares, equal to approximately 4.4% of the outstanding Shares of the Company.*

               Crown Hill Trust beneficially owns 416,667 shares, equal to approximately 4.4% of the outstanding Shares of the Company.*

               Rubar Colorado, Inc. beneficially owns 166,667 shares, equal to approximately 1.8% of the outstanding Shares of the Company.*

               Victor Frandsen beneficially owns 166,667 shares, equal to approximately 1.8% of the outstanding Shares of the Company.*

               S.L. Hutchison beneficially owns 100,000 shares, equal to approximately 1.1% of the outstanding Shares of the Company.*

               Adventure Seekers Travel, Inc. beneficially owns 66,667 shares, equal to approximately 0.7% of the outstanding Shares of the Company.*

          *Outstanding Shares as reported in the Company's most recent report on Form 10Q for the fiscal quarter ended May 31, 1998.

               (b) Each of the Filing Parties has the sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of the Shares owned by such Filing Party. None of the Filing Parties has shared power to vote the Shares owned by each other Filing Party other than as described in
Item 4 above.

               (c) None of the Filing Parties has effected any transactions in any Shares during the past 60 days.

               (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by any Filing Party.

               (e)  Not applicable.


Item 6.        Contracts, Arrangements, Understandings or Relationships with
               -------------------------------------------------------------
               Respect to Securities of the Issuer
               -----------------------------------

               Except as described in Items 3 and 4 above and as set forth below, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between any Filing Party and any other person with respect to any of the Shares beneficially owned by the Filing Party.

Item 7.        Material To Be Filed as Exhibits
               --------------------------------

Exhibit 1      Joint Filing Agreement, dated October 27, 1998.

Exhibit 2      Convertible Note Purchase Agreement, dated October 26, 1998.

                                   SIGNATURE
                                   ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that this statement is true, complete and correct.



Dated:  November 4, 1998                      VICTORY OIL COMPANY


                                              By: /s/ ERIC C. JOHNSON
                                                 -------------------------------
                                              Name:  Eric C. Johnson
                                              Title: President


WHITTIER TRUST COMPANY                        WHITTIER TRUST COMPANY
 OF NEVADA


By: /s/ STEVEN A. ANDERSON                    By: /s/ DAVID A. DAHL
   ____________________________                  ____________________________
Name: Steven A. Anderson                      Name: David A. Dahl
Title: Vice President                         Title: Vice President


                                              WHITTIER ENERGY COMPANY


                                              By: /s/ DAVID A. DAHL
                                                 ----------------------------
                                              Name: David A. Dahl
                                              Title: Vice President

                                              DANIEL T. REINER

                                               /s/ Daniel T. Reiner
                                              -------------------------------


                                              CROWN HILL TRUST


                                              By:  /s/ MIKE STARCHER
                                                 ----------------------------
                                              Name:  Mike Starcher
                                              Title:  Attorney In Fact

                                              RUBAR COLORADO, INC.


                                              By: /s/ RUDI BARICH
                                                 ----------------------------
                                              Name: Rudi Barich
                                              Title:


                                              VICTOR FRANDSEN

                                               /s/ VICTOR FRANDSEN
                                              -------------------------------


                                              S.L. HUTCHINSON

                                               /s/ S.L. HUTCHINSON
                                              -------------------------------


                                              ADVENTURE SEEKERS TRAVEL, INC.


                                              By: /s/ BRYCE W. RHODES
                                                 ----------------------------
                                              Name:  Bryce W. Rhodes
                                              Title:  President